

July 24, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: EA Series Trust
        Issuer CIK: 0001592900
        Issuer File Number: 333-195493/811-22961
        Form Type: 8-A12B
        Filing Date: July 24, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of EA Bridgeway Aggressive Investors ETF, EA Bridgeway Select Small-Cap Value ETF and EA Bridgeway Ultra-Small Company Market ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications